UniCredito Italiano

03003268

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JAN 21 2003 WASH. D.C. 181 SECTION

PROCESSED FEB 03 2003 THOMSON FINANCIAL

SUPPL

Milan, January 15th 2003

RE: RULE 12g3 - 2 (b) "HOME COUNTRY INFORMATION" EXEMPTION

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at 30 september 2002".

With kindest regards, we remain,

Yours faithfully,

UNICREDITO ITALIANO
Direzione Centrale

Affari Societari e Legali
/RP

CONSOLIDATED QUARTERLY REPORT AS AT 30 SEPTEMBER 2002

UniCredito Italiano

Contents

Contents

Contents

Group Chart

Group Chart

UniCredito Italiano Group Chart as at 30 September 2002

Companies included in the line-by-line consolidation scope and companies consolidated using the equity method


Banks
Financial and Insurance Companies
Service Companies
Ancillary Companies
Gruppo UniCredito Italiano

Scope of Consolidation

The Group chart as at 30 September 2002 shows the companies included in the scope of consolidation broken down by main business sector and method of consolidation (line-by-line or equity method).

Compared with the end of last year, the most significant changes in the Group composition occurred within the Foreign Banking Division with the entry of the Zagrebacka Banka Group, the largest Croatian bank, in which a controlling stake was acquired in March through a Public Purchase and Exchange Offer, and the exit of Splitska Banka, the third Croatian bank. The sale of Splitska was requested by the Croatian Antitrust Authority. On the other hand, compared with 30 September 2001, the Group's basis of consolidation also changed a result of the sale (in December 2001) of Fiditalia, a company specialised in consumer loans, and of its subsidiary, Sogefactor. To allow for a consistent comparison in the analysis of changes in balance sheet and profit and loss figures, quarterly data for 2001 were restated. However, the amounts relating to the Group portion of net profit and shareholders' equity were not modified.

With regard to the S3 Project the merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and Credit Carimonte into UniCredito Italiano was finalised on 1st July through a capital increase designed to exchange shares held by minorities. Therefore, the September results already reflect a transfer of shareholders' equity and net profit from the "minority portion" to the "Group portion". Since from an accounting standpoint the transaction comes into effect as from the start of the year, the March and June 2002 figures have been restated accordingly.

Finally, the third quarter of 2002 is the first period in which UniCredit Romania has been included in the scope of consolidation. No steps were taken to restate figures relating to previous periods, given the company's limited significance with respect to consolidated data.

Wholesale Banking Division

- ◆ Registered outside Italy
- ☆ Pekao Group company
- ▲ Pioneer USA Group company
- ● Pioneer Global Asset Management Group Companies
- ▦ Zagrebacka Banka Group Companies

UniCredito Italiano

Companies included in the line-by-line consolidation scope

BANKS

Domestic Commercial Banks

UNICREDIT BANCA S.p.A.
(formerly CREDITO ITALIANO S.p.A.)
Registered office: Genoa

ADALYA BANCA IMMOBILIARE S.p.A.
Main office: Milan

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
(formerly MEDIOVENEZIE BANCA S.p.A.)
Main office: Verona

Investment banking

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Foreign Banks

BANK PEKAO S.A.
Main office: Warsaw ◆ ☆

BANK PEKAO (UKRAINA) Ltd
Main office: Luck ◆ ☆

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd
Main office: Tel Aviv ◆ ☆

BULBANK A.D.
Main office:Sofia ◆

UNIBANKA A.S.
(formerly POL'NOBANKA A.S.)
Main office: Bratislava ◆

UNICREDIT ROMANIA S.A.
Main office: Bucharest ◆

ZAGREBACKA BANKA D.D.
Main office: Zagreb ◆ ▦

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb ◆ ▦

VARAZDINSKA BANKA D.D.
Main office: Varazdin ◆ ▦

Other Commercial Banks

BANCA AGRICOLA COMMERCIALE
S.MARINO S.A. - Main office: Borgo
Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

CASSA DI RISPARMIO DI TRIESTE
BANCA D.D.
Main office: Zagreb ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

Other Banks

UNICREDITO ITALIANO BANK (IRELAND)
Plc Main office: Dublin ◆

CLARIMA BANCA S.p.A.
Main office: Milan

XELION BANCA S.p.A.
Main office: Milan

FINANCIAL AND INSURANCE COMPANIES

Asset management

PIONEER GLOBAL ASSET
MANAGEMENT S.p.A.
Main office: Milan ●

PIONEER INVESTMENT
MANAGEMENT Ltd
Main office: Dublin ◆ ●

PIONEER INVESTMENT MANAGEMENT
S.G.R. p.A. - Main office: Milan ●

PIONEER ALTERNATIVE INVESTMENT
MANAGEMENT Ltd
Main office: Dublin ◆ ●

PIONEER ALTERNATIVE INVESTMENT
MANAGEMENT S.G.R.p.A.
Main office: Milan ●

PIONEER FONDS MARKETING GMBH
Main office: Munchen ◆ ●

PIONEER INVESTMENT
MANAGEMENT USA Inc.
Main office: Boston ◆ ●

PIONEER PEKAO INVESTMENT
MANAGEMENT S.A.
Main office: Warsaw ◆ ●

PIONEER CZECH FINANCIAL
COMPANY Sro
Main office: Prague ◆ ●

PIONEER CZECH INVESTMENT
COMPANY A.S.
Main office: Prague ◆ ●

PIONEER INVESTMENT
MANAGEMENT Inc.
Main office: Wilmington ◆ ▲

PIONEER PEKAO TFI S.A.
Main office: Warsaw ◆ ●

Companies consolidated using the equity method

BANKS

Domestic Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO
DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

Foreign Banks

UNIVERSAL BANKA D.D.
Main office: Sarajevo ◆ ▦

ZAGREBACKA BANKA BH D.D.
Main office: Mostar ◆ ▦

FINANCIAL AND INSURANCE COMPANIES

Asset management

PIONEER FINANCIAL SERVICES Sp.zo.o
(in liquidation)
Main office: Warsaw ◆ ▲

PIONEER CONSULTING
SERVICES S.A.
Main office: Warsaw ◆ ▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆ ☆

Leasing

LISEURO S.p.A. - Main office: Udine

DEMIR ROMLEASE S.A..
Main office: Bucharest ◆

LEASING FABRYCZNY Sp.zo.o
Main office: Lublin ◆ ☆

LOCAT LEASING d.o.o.
Main office: Zagreb ◆

Tax Collection

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi
Main office: Udine

PIONEER INTERNATIONAL CORP.
Main office: Wilmington ◇ △

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston ◇ △

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◇ △

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◇ ○

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◇ ○

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.
Main office: Luxembourg ◇

Asset management - distribution

ROLO PIONEER S.G.R.p.A.
Main office: Bologna

UNICREDIT FONDI S.G.R p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◇

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◇ ○

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◇

ZB INVEST D.O.O.
Main office: Zagreb ◇ □

Financial Companies

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A.
Main office: Turin

ZB BROKERI D.O.O.
Main office: Zagreb ◇ □

Leasing

LOCAT S.p.A.
Main office: Bologna

PEKAO LEASING Sp.zo.o.
Main office: Warsaw ◇ ☆

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin ◇ ☆

Tax Collection

UNIRISCOSSIONI S.p.A.
Main office: Turin

Preferred Shares Issuers

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◇

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◇

UNICREDITO ITALIANO - FUNDING LLC I
Main office: Dover ◇

UNICREDITO ITALIANO FUNDING LLC II - Main office: Dover ◇

Other Financial Companies

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

QUERCIA FUNDING S.r.l. - Main office: Verona

CARIVERONA IRELAND Plc
Main office: Dublin ◇

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◇

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◇

DRUKBANK Sp.zo.o. - Main office: Zamosc ◇ ☆

TYRERESCOM Ltd - Main office: Dublin ◇

UNICREDIT DELAWARE Inc.
Main office: Dover ◇

CDM GRUPY PEKAO S.A.
Main office: Warsaw ◇ ☆

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◇ ☆

PEKAO PIONEER PTE S.A.
Main office: Warsaw ◇ ☆

Ancillary Companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

POMINVEST D.D.
Main office: Split ◇ □

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb ◇ □

SERVICE COMPANIES

ANCILLARY COMPANIES

Insurance Companies

BROKER CREDIT S.p.A.
Main office: Milan

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

DUERREVITA S.p.A. - Main office: Bologna

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

UNICREDITASSICURA S.r.l.
Main office: Milan

ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE
Main office: Zagreb ◇ □

Other Financial Companies

BAC FIDUCIARIA S.p.A. - Main office: Dogana Repubblica di San Marino

FIDIA S.G.R. S.p.A. - Main office: Milan

MILANO INNOVAZIONE S.G.R. S.p.A. - Main office: Milan

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

VENTURA FINANCE S.p.A.
Main office: Turin

UNICREDIT SERVIZI PRIVATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI CORPORATE S.p.A.
Main office: Milan

ACCESS Sp.zo.o
Main office: Warsaw ◇ ☆

DEMIR SECURITIES ROMANIA S.A.
Main office: Bucharest ◇

JUPITER NFI S.A.
Main office: Warsaw ◇ ☆

TRADINGLAB INC.
Main office: New York ◇

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM
Main office: Zagreb ◇ □

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM
Main office: Zagreb ◇ □

Service Companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

I-FABER S.p.A.
Main office: Milan

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

LOCAT RENT S.p.A.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Rome

S.T.T. S.p.A. - Main office: Verona

TLX S.p.A. - Main office: Milan

UNICREDIT CONSULTING S.r.l.
Main office: Milan

UNICREDIT ENERGIA S.c.r.l.
Main office: Milan

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

UNICREDIT SERVICELAB S.p.A.
Main office: Milan

VIVACITY S.p.A.
Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◇

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw ◇ ☆

BDK CONSULTING
Main office: Luck ◇ ☆

E2E INFOTECH Ltd.
Main office: Londra ◇

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◇ ☆

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◇ ☆

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◇

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb ◇ □

CENTAR KAPTOL D.O.O.
Main office: Zagreb ◇ □

ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.
Main office: Umag ◇ □

KLUB MODE D.O.O.
Main office: Zagreb ◇ □

LIPA D.D.
Main office: Novi Marof ◇ □

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb ◇ □

ZABA TURIZAM D.O.O.
Main office: Zagreb ◇ □

ZANE BH D.O.O.
Main office: Sarajevo ◇ □

Contents

Group Chart

Key Financial Information and Accounts

Explanatory Notes and Comments of Directors



9

Key Financial Information

Profit and Loss Account

(consolidated amounts in millions of €)

	30.09.2002	30.09.2001 HISTORICAL	30.09.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Total revenues	7,601	7,233	7,282	4.4%	10,068
Net interest	*3,674*	*3,663*	*3,663*	*0.3%*	*4,972*
Net commissions	*2,404*	*2,356*	*2,380*	*1.0%*	*3,324*
Operating expenses	4,025	3,846	3,897	3.3%	5,331
Operating profit	3,576	3,387	3,385	5.6%	4,737
Write-downs of goodwill	186	192	192	-3.1%	277
Profit (loss) before extraordinary items and income tax	2,576	2,387	2,521	2.2%	3,410
Net profit for the period	1,578	1,463	1,513	4.3%	2,025
Group portion of net profit (loss) for the period	**1,449**	**1,113**	**1,113**	**30.2%**	**1,454**

Balance Sheet

(consolidated amounts in millions of €)

	30.09.2002	30.09.2001 HISTORICAL	30.09.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Total assets	209,391	208,185	211,283	-0.9%	213,171
Loans to customers	112,438	119,767	120,175	-6.4%	119,196
of which: Non-performing loans	*2,028*	*1,793*	*1,824*	*11.2%*	*1,905*
Securities	34,356	33,192	34,185	0.5%	34,058
Equity Investments	2,342	2,129	2,202	6.4%	2,365
Due to customers and securities in issue	120,465	120,102	123,494	-2.5%	131,159
Subordinated debt	7,417	6,244	6,244	18.8%	7,071
Group portion of shareholders' equity	11,944	9,170	9,170	30.3%	9,535
Indirect customer deposits	206,059	200,259	200,417	2.8%	222,109
Assets administered for customers	326,524	320,361	323,911	0.8%	353,268
Customer assets under management	98,983	104,853	104,918	-5.7%	112,809

The "restated" Balance Sheet and Profit and Loss Account take into account the most significant changes in the scope of consolidation from September 2001 as well as the reallocation to taxes of provisions made in 2001 to the Reserve for risks and charges pursuant to Legislative Decree 153/99 that was superseded by Legislative Decree 63/02. On the other hand, the March and June 2002 Balance Sheet and Profit and Loss Account take into account the effects of the S3 Project which, from an accounting standpoint, will come into effect as from the start of the year.

Staff and Branches

	30.09.2002	30.09.2001 HISTORICAL	30.09.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Number of employees	66,419	64.552	67,415	-996	67,163
Number of financial consultants	1,763	1.738	1,738	25	1,774
Number of branches	4,115	3.983	4,029	86	4,061

Key Financial Ratios and Other Information

	30.09.2002	30.09.2001 HISTORICAL	30.09.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Profitability Ratios					
ROE (1)	18,4%	18,4%	18,4%	-	18,0%
ROE (excluding write-downs of goodwill)	20,8%	21,2%	21,2%	-0,4	21,0%
Operating profit/Total assets	2,28%	2,17%	2,14%	0,14	2,22%
Cost/income ratio	53,0%	53,2%	53,5%	-0,5	52,9%
Risk ratios					
Net non-performing loans/Loans to customers	1,80%	1,50%	1,52%	0,28	1,60%
Net doubtful loans/Loans to customers	3,63%	3,02%	3,29%	0,34	3,29%
Data per employee (thousands of €)					
Total revenues/Number of employees (2)	153	149	144	9	150
Total assets/Number of employees(2)	3.153	3.225	3.134	19	3.174
Payroll costs/Number of employees (2)	47	46	45	2	46

(1) Year-end shareholders' equity used for the ratio (excluding net profit for the period).
(2) Number of employees at end of period.

Consolidated Balance Sheet

Assets

(amounts in millions of €)	30.09.2002	30.06.2002	CHANGE FROM 30.06.2002	%	30.09.2001 RESTATED	% CHANGE FROM 30.09.2001
Cash and deposits with central banks and post offices	1,168	1,277	- 109	-8.5%	1,179	-0.9%
Loans :						
To customers	112,438	119,145	- 6,707	-5.6%	120,175	-6.4%
To banks	25,910	24,385	+ 1,525	+6.3%	25,134	+3.1%
Trading securities	19,740	18,200	+ 1,540	+8.5%	17,725	+11.4%
Fixed assets :						
Investment securities	14,616	15,381	- 765	-5.0%	16,460	-11.2%
Equity investments	2,342	2,380	- 38	-1.6%	2,202	+6.4%
Intangible and tangible fixed assets	4,769	4,755	+ 14	+0.3%	4,738	+0.7%
Positive consolidation and net equity differences	879	900	- 21	-2.3%	823	+6.8%
Other asset items	27,529	23,843	+ 3,686	+15.5%	22,847	+20.5%
Total assets	**209,391**	**210,266**	**- 875**	**-0.4%**	**211,283**	**-0.9%**

Liabilities and Shareholders' equity

(amounts in millions of €)	30.09.2002	30.06.2002	CHANGE FROM 30.06.2002	%	30.09.2001 RESTATED	% CHANGE FROM 30.09.2001
Deposits:						
Due to customers	88,352	92,624	- 4,272	- 4.6%	88,823	- 0.5%
Securities in issue	32,113	35,923	- 3,810	- 10.6%	34,671	- 7.4%
Due to banks	35,979	32,597	+ 3,382	+ 10.4%	40,658	- 11.5%
Specific reserves	4,372	3,990	+ 382	+ 9.6%	4,186	+ 4.4%
Other liability items	27,887	24,972	+ 2,915	+ 11.7%	24,226	+ 15.1%
Loan loss reserves	132	144	- 12	- 8.3%	107	+ 23.4%
Subordinated debt	7,417	7,393	+ 24	+ 0.3%	6,244	+ 18.8%
Negative consolidation and net equity differences	60	60	..	..	43	+ 39.5%
Minority portion of shareholders' equity	1.135	1.087	+ 48	+ 4.4%	3.155	- 64.0%
Shareholders' equity:						
Capital, reserves, and fund for general banking risks	10,495	10,468	+ 27	+ 0.3%	8,057	+ 30.3%
Net profit for the period	1,449	1,008	+ 441	+ 43.8%	1,113	+ 30.2%
Total liabilities and shareholders' equity	**209,391**	**210,266**	**- 875**	**- 0.4%**	**211,283**	**- 0.9%**

Consolidated Profit and Loss Account

Profit and Loss Account

(amounts in millions of €)	30.09.2002	30.09.2001 RESTATED	CHANGE FROM SEPTEMBER 2001 P&L ACCOUNT	CHANGE FROM SEPTEMBER 2001 %	FULL YEAR 2001 RESTATED
Net interest	3,674	3,663	+ 11	+0.3%	4,972
Dividends and other income from equity investments	169	35	+ 134	+382.9%	72
Net interest income	**3,843**	**3,698**	**+ 145**	**+3.,9%**	**5,044**
Net commissions	2,404	2,380	+ 24	+1.0%	3,324
Trading profits (losses)	827	701	+ 126	+18.0%	957
Other net operating income	527	503	+ 24	+4.8%	743
Revenues from services and other sources	**3,758**	**3,584**	**+ 174**	**+4.9%**	**5,024**
Total revenues	**7,601**	**7,282**	**+ 319**	**+4.4%**	**10,068**
Payroll costs	-2,354	-2,266	- 88	+3.9%	-3,095
Other administrative costs	-1,366	-1,356	- 10	+0.7%	-1,826
Write-downs of intangible and tangible fixed assets	-305	-275	- 30	+10.9%	-410
Operating expenses	**-4,025**	**-3,897**	**- 128**	**+3.3%**	**-5,331**
Operating profit	**3,576**	**3,385**	**+ 191**	**+5.6%**	**4,737**
Write-downs of goodwill	-186	-192	+ 6	-3.1%	-277
Provisions for risks and charges	-69	-115	+ 46	-40.0%	-158
Net write-downs of loans and provisions for guarantees and commitments	-650	-511	- 139	+27.2%	-700
Provision to loan loss reserve	-10	-23	+ 13	-56.5%	-57
Net write-downs of financial investments	-85	-23	- 62	+269.6%	-135
Profit (loss) before extraordinary items and income tax	**2,576**	**2,521**	**+ 55**	**+2.2%**	**3,410**
Extraordinary income (expenses) – net	141	123	+ 18	+14.6%	216
Change in fund for general banking risks		7	- 7	-100.0%	-5
Income tax for the period	-1,139	-1,138	- 1	+0.1%	-1,596
Net profit for the period	**1,578**	**1,513**	**+ 65**	**+4.3%**	**2,025**
Minority portion of net profit (loss) for the period	-129	-400	+ 271	-67.8%	-571
of which: relating to minorities acquired through the S3 transaction		*225*			*313*
Group portion of net profit (loss) for the period (1)	**1,449**	**1,113**	**+ 336**	**+30.2%**	**1,454**

(1) Taking into account the minorities acquired through the S3 transaction, the Group portion of net profit would have amounted to €1,338 million in September 2001 and €1,767 million in December.

Consolidated Balance Sheet: Quarterly changes

Assets

(amounts in millions of €)	2002 AMOUNTS			2001 AMOUNTS RESTATED			
	30 SEPT.	30 JUNE	31 MAR.	31 DEC.	30 SEPT.	30 JUNE	31 MAR.
Cash and deposits with central banks and post offices	1,168	1,277	1,876	2,211	1,179	974	974
Loans:							
To customers	112,438	119,145	117,700	119,196	120,175	119,898	115,898
To banks	25,910	24,385	24,446	26,378	25,134	25,931	25,357
Trading securities	19,740	18,200	19,466	17,170	17,725	18,085	18,314
Fixed assets:							
Investment securities	14,616	15,381	17,176	16,888	16,460	16,988	15,310
Equity investments	2,342	2,380	2,413	2,365	2,202	1,611	1,622
Intangible and tangible fixed assets	4,769	4,755	4,968	4,929	4,738	4,917	4,835
Positive consolidation and net equity differences	879	900	882	792	823	853	885
Other asset items	27,529	23,843	22,296	23,242	22,847	20,252	23,575
Total assets	**209,391**	**210,266**	**211,223**	**213,171**	**211,283**	**209,509**	**206,770**

Liabilities and shareholders' equity

(amounts in millions of €)	2002 AMOUNTS			2001 AMOUNTS RESTATED			
	30 SEPT.	30 JUNE	31 MAR.	31 DEC.	30 SEPT.	30 JUNE	31 MAR.
Deposits:							
Due to customers	88,352	92,624	94,078	95,291	88,823	89,191	85,629
Securities in issue	32,113	35,923	35,833	35,868	34,671	34,459	35,755
Due to banks	35,979	32,597	33,606	34,306	40,658	42,262	39,263
Specific reserves	4,372	3,990	5,003	4,599	4,186	4,040	4,394
Other liability items	27,887	24,972	21,824	22,999	24,226	21,695	23,770
Loan loss reserves	132	144	152	148	107	118	167
Subordinated debt	7,417	7,393	7,581	7,071	6,244	5,736	5,639
Negative consolidation and net equity differences	60	60	60	56	43	44	41
Minority portion of shareholders' equity	1,135	1,087	1,283	3,298	3,155	3,125	3,070
Shareholders' equity:							
Capital, reserves, and fund for general banking risks	10,495	10,468	11,315	8,081	8,057	8,036	8,628
Net profit for the period	1,449	1,008	488	1,454	1,113	803	414
Total liabilities and shareholders' equity	**209,391**	**210,266**	**211,223**	**213,171**	**211,283**	**209,509**	**206,770**

Consolidated Profit and Loss Account: Quarterly changes

Profit and Loss Account

(amounts in millions of €)	2002 3RD QTR.	2002 2ND QTR.	2002 1ST QTR.	2001 RESTATED 4TH QTR.	2001 RESTATED 3RD QTR.	2001 RESTATED 2ND QTR.	2001 RESTATED 1ST QTR.
Net interest	1,197	1,211	1,266	1,309	1,189	1,284	1,190
Dividends and other income from equity investments	27	111	31	37	-2	24	13
Net interest income	**1,224**	**1,322**	**1,297**	**1,346**	**1,187**	**1,308**	**1,203**
Net commissions	779	827	798	944	747	806	827
Trading profits (losses)	219	265	343	256	223	151	327
Other net operating income	175	175	177	240	147	202	154
Revenues from services and other sources	**1,173**	**1,267**	**1,318**	**1,440**	**1,117**	**1,159**	**1,308**
Total revenues	**2,397**	**2,589**	**2,615**	**2,786**	**2,304**	**2,467**	**2,511**
Payroll costs	-792	-769	-793	-829	-724	-801	-741
Other administrative costs	-466	-452	-448	-470	-447	-455	-454
Write-downs of intangible and tangible fixed assets	-108	-99	-98	-135	-92	-97	-86
Operating expenses	**-1,366**	**-1,320**	**-1,339**	**-1,434**	**-1,263**	**-1,353**	**-1,281**
Operating profit	**1,031**	**1,269**	**1,276**	**1,352**	**1,041**	**1,114**	**1,230**
Write-downs of goodwill	-63	-54	-69	-85	-61	-67	-64
Provisions for risks and charges	7	-55	-21	-43	-27	-63	-25
Net write-downs of loans and provisions for guarantees and commitments	-170	-313	-167	-189	-155	-197	-159
Provision to loan loss reserves	1	-7	-4	-34	-9		-14
Net write-downs of financial investments	-10	-77	2	-113	-7	-9	-6
Profit (loss) before extraordinary items and income tax	**796**	**763**	**1,017**	**888**	**782**	**778**	**962**
Extraordinary income (expenses) – net	2	155	-16	94	26	65	31
Change in fund for general banking risks	-	-	-	-12	1	6	-
Income tax for the period	-308	-390	-441	-458	-360	-335	-443
Net profit for the period	**490**	**528**	**560**	**512**	**449**	**514**	**550**
Minority portion of net profit (loss) for the period	-49	-8	-72	-171	-139	-125	-136
of which: relating to minorities acquired through the S3 transaction				*88*	*63*	*75*	*87*
Group portion of net profit (loss) for the period	**441**	**520**	**488**	**341**	**310**	**389**	**414**

Note: For those companies that prepare accounts in foreign currencies, the quarterly profit and loss data, which are calculated as the difference between cumulative profit and loss accounts, are affected by exchange rate movements on differing dates, and in particular by changes in the zloty, the currency in which Pekao's accounts are prepared, which on average affected around 10%-15% of the main profit and loss items, and the dollar due to the presence of the Pioneer USA Group.
It should also be noted that the Group portion of net profit in restating 2002 first-half figures took into account the effects of the Zagrebacka Banka consolidation as from 8 March (it should be pointed out that in the March quarterly report this investment was temporarily maintained at cost).

Contents

Group Chart

Key Financial Information and Accounts

Explanatory Notes and Comments of Directors




17

Net profit for the period

Third quarter results were positive despite an unfavourable external environment and the widespread reorganisations under way, remaining well above those in the same period a year ago, but on the downside compared with the two previous quarters, due also to seasonal factors. Both the Group and the minority portion of net profit in the third quarter of 2002 was €490 million, compared with €449 million in the third quarter of 2001 (up by 9.1%), and €544 million for the average of the first two quarters of the current year. Through September, net profit was €1,578 million, up by 4.3% compared with the same period a year ago.

The Group portion of net profit, which from an accounting standpoint took effect as from the start of the year, benefited from the acquisition of the minority stakes in RoloBanca1473 (1) and other smaller banks, following the finalisation of the S3 Project, to which reference is made in the section on significant events during the period. Through September the Group portion of net profit was €1,449 million, of which €441 related to the third quarter alone, against an actual €1,113 million in the same period a year ago, and €1,338 million, as recalculated taking into account the minorities acquired through the S3 transaction, up by 8.3% compared with the latter.

Thanks to this result, ROE increased to 18.4%, on an annual basis, compared with 18% for the entire year 2001; however, net of goodwill amortisation, ROE was 20.8% (21% in 2001).

Operating profit

Operating profit for the third quarter was €1,031 million, down by approximately € 240 million from the average for the year's first two quarters, owing to seasonal factors. However, it remained substantially at the same level as that in the third quarter of 2001 (down by 1%). Taking into account a positive performance during the first half, cumulative net operating profit since the start of the year reached €3,576 million, up by 5.6% compared with the same period a year ago.

OPERATING PROFIT (amounts in millions of €)	2002 3RD QTR.	2002 2ND QTR.	2002 1ST QTR.	FIRST NINE MONTHS 2002	FIRST NINE MONTHS 2001	CHANGE	CHANGE %
AT HISTORICAL EXCHANGE RATES							
Net interest income	1,224	1,322	1,297	3,843	3,698	145	3.9%
Revenues from services and other sources	1,173	1,267	1,318	3,758	3,584	174	4.9%
Total revenues	**2,397**	**2,589**	**2,615**	**7,601**	**7,282**	**319**	**4.4%**
Operating expenses	-1,366	-1,320	-1,339	-4,025	-3,897	-128	3.3%
Operating profit	**1,031**	**1,269**	**1,276**	**3,576**	**3,385**	**191**	**5.6%**
AT CONSTANT EXCHANGE RATES (Sept. 2002 rates)							
Net interest income	1,227	1,344	1,272	3,843	3,674	169	4.6%
Revenues from services and other sources	1,175	1,279	1,304	3,758	3,566	192	5.4%
Total revenues	**2,402**	**2,623**	**2,576**	**7,601**	**7,240**	**361**	**5.0%**
Operating expenses	-1,368	-1,337	-1,320	-4,025	-3,874	-151	3.9%
Operating profit	**1,034**	**1,286**	**1,256**	**3,576**	**3,366**	**210**	**6.2%**

(1) It should be pointed out that Rolo's control was held directly (18.8%) and indirectly (42.3%) through a 51% shareholding in CreditCarimonte,. The Group portion of net profit was determined considering that Rolo's equity ratio was approximately 40%.

Exchange-rate trends had a limited effect on the Group as a whole, both in terms of a quarterly standpoint for this year and the change from a year ago. At constant exchange rates, the percentage would have been higher by about half a percentage point from 5.6% to 6.2%.

The change in operating profit was supported by the performance of total revenues, which increased by 4% during the quarter against the same quarter in 2001 and 4.4% in the first nine months, compared with the same period in 2001. Thanks to the smaller increase in operating expenses (3.3% through September), the cost/income ratio improved, falling to 53% against 53.5% in September 2001, substantially in line with the 52.9% for the entire previous year.

To better understand the dynamics of operating profit and its main components, the table below shows the contribution from individual divisions to the composition of and change in the operating profit; please refer to the following section for additional comments.

As can be seen, the increase in operating profit in the first nine months of the year (€191 million in absolute terms) was due to the outstanding results achieved by the Wholesale Banking Division (up by 54.7% compared with the same period in 2001, a €193 million increase) and the New Europe Division (up by 15.5% or €82 million, yet up by 20.8% at constant exchange rates), whereas the Italian Banking Division reported an 8.5% decline (down by 237 million). Operating profit for Xelion and Clarima was also down (€17 million overall), whereas the Parent Company and other companies increased their contribution by a full €131 million.

OPERATING PROFIT BY DIVISION
(amounts in millions of €)

	Italian Banking Division	Wholesale Banking Division	Foreign Banking Division	New initiatives (1)	Parent Company and other companies (2)	Eliminations and other adjustments	Consolidated Group total
Operating profit							
first 9 months 2002	2,563	546	611	-56	-102	14	3,576
% change from first 9 months 2001							
at historical exchange rates	-8.5%	54.7%	15.5%	n.s.	n.s.	n.s.	5.6%
at constant exchange rates	-8.5%	54.7%	20.8%	n.s.	n.s.	n.s.	6.2%
absolute change from first 9 months 2001	-237	193	82	-17	131	39	191
due to :							
Net interest income	-111	85	46	1	109	15	145
Revenues from services	-33	110	-7		104		174
Operating expenses	-93	-2	43	-18	-82	24	-128

(1) Xelion and Clarima. (2) Locat and UniCredit Factoring are two other major companies.

Net interest income

Net interest income in the third quarter was approximately €85 million lower than the average for the first two quarters, due both to a decrease in the interest income and expense balance, itself the result of a slight decline in interest spreads on loans to customers, and lower dividends and other revenues from equity investments. As in the first quarter, in the first nine months also the 3.9% increase on the same period a year ago was essentially due to higher dividends collected mainly in connection with the market

making activity by Investment Banking. Net interest was slightly above last year's level (up by 0.3%, yet up by 1% at constant exchange rates) thanks to improving income by the Parent Company and New Europe banks, which offset the lesser contribution from the Italian Banking Division.

As described in the section on Division results, the decline in net interest by the Italian Banking Division (down by 2.9% compared with the first nine months in 2001) is attributable to the negative effect of falling interest rates both on investments and interest spreads, while average business volumes held up well. On the other hand, the reason for the increase in revenues by the New Europe Division (up by 2.3% at historical exchange rates and 6.3% at constant exchange rates) is due to rising average balances of loans and deposits (in the 5% range at constant exchange rates) and the good performance of interest spreads despite considerable rate declines. Finally, because of its financial structure, the Parent Company benefited from the significant fall in interest rates compared with the first nine months in 2001.

Revenues from services and other sources

Despite a slowdown during the year, due to seasonal factors, revenues from services and other sources amounted to €3,758 million through September, up by 4.9% on the same period in 2001, thanks to an increase in all its components.

Net commissions rose by 1% on the nine months to September 2001, due to the significant performance of commissions for asset management and administration services (down by 0.7% on the previous year despite poor performance in the financial markets) and a 4.1% growth in other business areas where contributions from loans and payment services more than offset the decline in tax collection and currency trading. Among asset management and administration services a significant increase, due for the most part to the Italian Banking Division, was recorded in both commissions on placement of insurance products (up by 52.3%) that have continued to grow in the past few years, and segregated accounts (up by 12.7%). With regard to the latter, management of funds with guaranteed capital continues successfully despite lower levels than in the first half of the year. On the other hand, commissions on mutual funds (both placement and management) fell by 10.4% despite an increase in new subscriptions, due to a shift in the customer portfolios from equity and balanced funds with higher commissions to bond and money market funds. Finally, commissions on trading, placement and other securities business were slightly below last year's levels (down by 1.3%) following the decline in the first half.

Trading profits, which were supported by financial risk management services to corporate customers and public institutions, reached €827 million, up by 18% on the first nine months of 2001. The change in the Parent Company's contribution, which was largely positive in the first nine months of this year and negative in the same period of 2001, comes on top of the increase in trading profits, which is reflected both in the accounts of the Italian banks (consultancy business to corporate customers) and the Wholesale Banking Division (production business).

Finally, the increase in other net revenues compared with the first nine months of 2001 (€24 million or 4.8%) is fully attributable to lower charges.

Expenses

Operating expenses increased by more than €37 million in the third quarter, compared with the average for the two previous quarters, also as a result of charges linked to the current reorganisation.

On the whole, expenses through September totalled €4,025 million, a 3.3% increase on the same period a year ago, as a result of a 2.7% rise in administrative expenses and a 10.9% rise in amortisation and depreciation.

Within administrative expenses, payroll costs accounted for the highest increase (up by 3.9%), while other expenses were slightly above last year's level (up by 0.7%). The increase in payroll costs can be broken down as follows:

- up by 1.4% due a further strengthening of the Wholesale Banking Division's structure, in line with the growth objectives in the Investment Banking and Asset Management areas;
- up by 0.3% to enhance the New Initiatives aimed at developing facilities dedicated to the implementation of the virtual bank for private customers (Xelion) and households (Clarima);
- up by 3.4% for the remaining domestic area due to the impact of CCNL's (national collective wage agreement) renewal, despite a comprehensive staff reduction in the Italian Banking Division, and higher provisions relating to the variable remuneration component;
- down by 0.75% and an additional 0.5% for the exchange rate effect, due to the rationalisation of the work force at the Group banks in eastern Europe (especially at the Pekao Group), where significant total staff reductions were budgeted despite the creation of several new sales positions.

Among administrative expenses those connected with the current reorganisation – in particular fees to outside consultants (up by 11.7%) and provision of various services by third parties (up by 17.6%) – rose, while advertising and operating expenses fell except, however, for rental expense.

Net profit

Taking into account provisions and write-downs totalling €1,000 million (€864 million in the same period a year ago), profit before extraordinary items and income tax for the first nine months of the year was €2,576 million, a 2.2% increase on the same period a year ago. Highlights are detailed below:

- Write-downs of both goodwill and positive consolidation differences totalling €186 million (€192 million in 2001), of which €94 million relating to the Pioneer Group's goodwill – down by about €14 million as a result of the exchange rate effect – and about €52 million relating to the Pekao Group. This item includes higher write-downs of CRCarpi and Banca dell'Umbria totalling approximately €11 million, following the acquisition of Rolo's minority stakes.
- Provisions to reserves for risks and charges totalling €69 million against €115 million in the same period a year ago, largely attributable to bankruptcy proceedings under way and charges relating to personnel.
- Write-downs of loans and provisions for guarantees and commitments, net of write-backs, totalling €650 million, in addition to over €10 million allocated to loan loss reserves. Overall the figure was €660 million against €534 million in the first nine months of 2001. The increase is primarily due to higher write-downs by the Pekao Group in the first half.
- Write-downs of financial investments, net of write-backs, totalling €85 million (€23 million in the same period of 2001), of which €75 million (primarily relating to Kataweb and Commerzbank) already included in the half-yearly report.

Contribution from the extraordinary component in the first nine months was positive - €141 million - of which €139 million had already been included in the first half, against €123 million in the same period a year ago.

Finally, taking into account €1,139 million in taxes (equal to 41.9% of gross profit) and the €129 million profit allocation to minorities, net profit amounted to €1,449 million.

Results by Division

To better assess the Group's performance in individual Divisions, the table below reports changes in operating profit and its main components, net of the exchange rate effect. It should be noted that, compared with previously reported data, results for 2001 and the first half of 2002 by the Italian Banking Division and the Parent Company were restated to take into account the changes occurring after completion of phase 1 of the S3 Project.

RESULTS BY DIVISION AT CONSTANT EXCHANGE RATES

(September 2002 exchange rates)	2002			FIRST NINE MONTHS		CHANGE	
(amounts in millions of €)	3RD QTR.	2ND QTR.	1ST QTR.	2002	2001		%
Total revenues	**2.402**	**2.623**	**2.576**	**7.601**	**7.240**	**361**	**5,0%**
Italian Banking	1.754	1.872	1.874	5.500	5.644	-144	-2,6%
Wholesale banking	247	334	399	980	785	195	24,8%
- Investment banking	*124*	*211*	*270*	*605*	*392*	*213*	*54,3%*
- Asset management	*123*	*123*	*129*	*375*	*393*	*-18*	*-4,6%*
New Europe	414	378	392	1.184	1.099	85	7,7%
New initiatives (1)	5	6	4	15	14	1	7,1%
Parent Company and other companies	119	206	32	357	144	213	147,9%
Eliminations and adjustments	-137	-173	-125	-435	-446	11	n.s.
Operating expenses	**-1.368**	**-1.337**	**-1.320**	**-4.025**	**-3.874**	**-151**	**3,9%**
Italian Banking	-1.008	-977	-952	-2.937	-2.844	-93	3,3%
Wholesale banking	-136	-150	-148	-434	-432	-2	0,5%
- Investment banking	*-51*	*-69*	*-57*	*-177*	*-145*	*-32*	*22,1%*
- Asset management	*-85*	*-81*	*-91*	*-257*	*-287*	*30*	*-10,5%*
New Europe	-192	-188	-193	-573	-593	20	-3,4%
New initiatives (1)	-27	-24	-20	-71	-53	-18	34,0%
Parent Company and other companies	-163	-153	-143	-459	-377	-82	21,8%
Eliminations and adjustments	158	155	136	449	425	24	n.s.
Operating profit	**1.034**	**1.286**	**1.256**	**3.576**	**3.366**	**210**	**6,2%**
Italian Banking	746	895	922	2.563	2.800	-237	-8,5%
Wholesale banking	111	184	251	546	353	193	54,7%
- Investment banking	*73*	*142*	*213*	*428*	*247*	*181*	*73,3%*
- Asset management	*38*	*42*	*38*	*118*	*106*	*12*	*11,3%*
New Europe	222	190	199	611	506	105	20,8%
New initiatives (1)	-22	-18	-16	-56	-39	-17	n.s.
Parent Company and other companies	-44	53	-111	-102	-233	131	n.s.
Eliminations and adjustments	21	-18	11	14	-21	35	n.s.

(1) Xelion and Clarima.

Italian Banking

In the first nine months of 2002 the Italian Banking Division recorded €2,563 million in operating profit, down by 8.5% on the same period a year ago, due to a decline in revenues (down by 2.6%) and an increase in operating expenses (up by 3.3%).

Net interest (€2,867 million) fell by 2.9% compared with September 2001, in an environment that was characterised by unfavourable interest rates developments, which led to a lower return on free capital. The trend was countered by the resilience of interest spreads on loans to customers. With regard to business volumes, loans were essentially stable, compared with the same period a year ago, as low profitability, short-term exposures were reduced and offset by an increase in the medium- to long-term household component, and total deposits declined, as we implemented a sales policy designed to replace issued and matured securities with indirect deposits.

Revenues from services and other sources, down by 1.2% on September 2001, showed a significantly different trend in its components:

- Net commissions were €1,714 million, down by 5% on September 2001, essentially as a result of lower management fees. This was due to a worsening asset mix that benefited money market and bond portfolios, and a reduction in the value of assets under management, itself the result of the negative performance of financial markets. This situation was partially counterbalanced by sales contracts which, despite an extremely difficult market, remained at constantly high levels, net of seasonal factors, with significant contributions from sales of capital-guaranteed funds, unit-linked insurance policies and bond issues.
- Trading profits (€221 million) increased by 4.7% compared with the same period a year ago thanks to sales of derivatives to hedge interest and exchange rate risks for companies.

The increase in costs – 3.3% on the whole – was modest in spite of contractual payroll adjustments, charges for reorganisation plans under way and higher amortisation as a result of expenses for investments made in 2001.

The ratio of operating expenses, inclusive of write-downs of fixed assets, to total revenues (cost/income) rose to 53.4 % from 50.4% in September 2001.

Wholesale Banking

While the negative streak that has characterised domestic and international financial markets since the start of the year continued during the quarter under review, thus contributing to a broad-based slowdown in the financial segment business, the Wholesale Banking Division, which includes Investment Banking and Asset Management, saw its total revenues rise by approximately 25%, or €980 million, compared with the first nine months of 2001.

Contributing to this result were both net commissions, which increased by 106% (€64 million) in the Investment Banking and 5% (€356 million) in the Asset Management areas, and trading profits, which rose by 22% in the Investment Banking area from a year ago, thanks above all to derivative products for financial risk management for corporate customers and public institutions, and products with guaranteed capital.

As for costs, the steps taken to rationalise, reorganise and improve the efficiency of facilities and processes both in the Investment Banking area and the Pioneer Group allowed to contain total operating cost increases, by significantly reducing the cost/income ratio for the division during the period. The ratio was 44%, down by as much as 11 percentage points compared with the same period a year ago.

Due to the positive dynamics of revenues and costs an operating profit of €546 million was achieved, up by 54.7% on the first nine months of 2001.

New Europe

Despite a slowdown in the growth of the world's economies that was also felt in the New Europe countries, operating profit by the New Europe Division was up by 20.8% compared with the third quarter of 2001, reaching €611 million at constant exchange rates. A contribution also came from the newcomer Zagrebacka, which posted a marked growth compared with a year ago.

Cost containment from €593 to €573 million (payroll costs were down by 5.4%; other administrative expenses were down by 2.8%) and an increase in total revenues – up by €85 million from €1,099 to €1,184 (a 7.7% increase) – were the key factors in achieving this operating profit.

The increase in net interest income, which includes dividends and other income from equity investments (up by 10.8%) primarily accounted for total revenues, despite a continuing decline in interest rates that generally characterised all the reference currencies (in Poland down by 850 basis point in the past twelve months). Business volumes, however, were on the rise (at constant exchange rates, average deposits were up by 5.8%, compared with September 2001, while average gross loans increased by 4.6%).

Also notable was the growth in net commissions (up by 8.1%) and commissions from services to customers (as shown by the 13.6% increase in other net revenues) thanks to the higher proliferation of current account packages.

The steady commitment to enhancing the banking structure efficiency was also attested by a fall in the cost to revenue ratio (48.4% against 54% in September 2001).

The intense activity aimed at upgrading each of the foreign banks is continuing and focusing on three main project lines that in future will further drive the banks' ability to generate revenues, control risks and increase efficiency:

- Installation of new IT systems at Pekao and Bulbank; this will be completed between 2002 and 2003;
- Plan to redesign credit processing and monitoring for the New Europe banks;
- Guiding and supporting banks in the Corporate and Retail areas in launching highly innovative product ranges and highly differentiated service models by customer segment.

Parent Company and other companies

The significant improvement in the Parent Company's and other companies' results, which are negative because of intra-group dividend eliminations, is due to the marked increase in revenues (up by €213 million), that was only partly offset by an increase in operating expenses (up by €82 million). Contribution to the revenue increase came from an improvement by over half in net interest income, which benefited from lower interest rates on the funding that finances the excess fixed assets over the shareholders' equity. A significant increase was also reported in revenues from services and other sources thanks to the positive performance of all its components, and in particular income from trading.

Loans to customers

During the third quarter the slowdown in loan demand intensified both in Italy and the eurozone countries, in line with current economic conditions, which are characterised, in particular, by weakness in the investment cycle. Within the Italian banking system, demand for short-term loans by companies fell, , as these were on average at the same level as a year ago (down by 0.5% at the end of September) against a 3.2% increase in the first half. On the other hand, the medium- to long-term component grew around 10% from last year.

The trend in Group loans to customers also suffered from a more selective policy, in addition to the slowdown in corporate demand, and above all from a sharp contraction in REPOS. The change against September 2001 was also due to a negative exchange rate effect and the loan securitisation transaction amounting to €1,984 million that was carried out by Locat in November 2001.

LOANS TO CUSTOMERS (amounts in millions of €)	**30.09.2002**	**30.06.2002**	**CHANGE FROM 30.06.2002**	**%**	**30.09.2001 RESTATED**	**% CHANGE FROM 30.09.2001**
Performing loans	107,573	110,056	- 2,483	-2.3%	111,541	-3.6%
Non-performing loans	2,028	2,060	- 32	-1.6%	1,824	+11.2%
REPOS	2,837	7,029	- 4,192	-59.6%	6,810	-58.3%
Total loans to customers	**112,438**	**119,145**	**- 6,707**	**-5.6%**	**120,175**	**-6.4%**

Within performing loans, which for reasons mentioned earlier fell by 2.3% during the quarter and 3.6% year-on-year, the mortgage growth stands out (up by 2.1% on June and 13.8% over the twelve months). The growth benefited from positive performance in the real estate market and the effectiveness of the networks' actions, which led to a further gain in market shares. There was, however, a decline in other lending (down by 5.5% during the quarter and 11% on September 2001) due above all to a more highly selective policy in loan approvals with reference both to customers' reliability and profitability (e.g. hot money transactions and short-term loans to leading customers).

DIVISIONS (amounts in millions of €)	**30.09.2002**	**30.06.2002**	**CHANGE FROM 30.06.2002**	**%**	**30.09.2001 RESTATED**	**% CHANGE FROM 30.09.2001**
Italian Banking	90,157	94,777	- 4,621	-4.9%	94,014	-4.1%
Wholesale Banking	2,911	5,094	- 2,183	-42.9%	4,704	-38.1%
Foreign Banks and New Growth	10,782	10,648	+ 134	+1.3%	11,057	-2.5%
Parent Company and other companies	16,891	17,040	- 148	-0.9%	17,815	-5.2%
of which: Finance companies	*7,252*	*7,258*	*- 6*	*-0.1%*	*7,001*	*+3.6%*
Eliminations and adjustments	-8,303	-8,414	+ 111	-1.3%	-7,415	+12.0%
Total loans to customers	**112,438**	**119,145**	**- 6,707**	**-5.6%**	**120,175**	**-6.4%**

These trends are reflected in the performance of loans to customers by the Divisions. The sharp contraction in REPO funding is attributable to the Wholesale Banking activity, and in particular to UBM, while the slowdown in performing loans that is linked to production business performance and higher selectivity in loan approvals, is reflected to variable degrees in the activities of both the Italian and Foreign Banking Divisions. The decline in the Foreign Banking Division's loans compared with September 2001 is fully attributable to an exchange rate effect (up by 1.5% at constant exchange rates).

Position in the loan market

Based on data reported to the Bank of Italy (only for units operating in Italy, reported at face value excluding non-performing loans and REPOS), the market share of the Italian Banking Division in respect of loans to customers was 10% at the end of September against 10.17% in June and 10.57% in September 2001. This was the result of a lower exposure in individual categories (hot money) and less profitable segments (finance companies) that led to a decline in the share of short-term loans. The decline was countered with a significant increase in medium- to long-term loans that remained substantially stable in terms of market share.

LOANS TO DOMESTIC CUSTOMERS (units operating in Italy)	**UniCredito Group market share**			**Industry as at 30.09.2002**	
	30.09.2002	**30.06.2002**	**30.09.2001**	**Amounts (million €)**	**% change from previous year**
Short-term loans	9.78%	10.11%	10.96%	446,405	-0.5%
Medium- and long-term loans	10.18%	10.23%	10.18%	495,671	10.6%
Total loans	**10.00%**	**10.17%**	**10.57%**	**942,076**	**5.0%**

The slowdown in short-term loans did not concern the small business segment where the Imprendo product, with over 147,000 holders, continued to stand high in the market's favour accounting for 33% of contracts from new customers.

Non-performing and doubtful loans

In the past few months, the lower growth in loans at the Italian industry level was followed by a slight worsening of non-performing loans after a long period of declines. In August (latest available month) non-performing loans increased by 1.9% compared with the same period a year ago. The gross non-performing loans to total loans ratio stabilised in August at 4.9% (5% in August 2001 and 4.9% in December 2001). At the end of September the corresponding ratio for the Group's units operating in Italy was around 3.13%.

During the third quarter the Group's non-performing loans recorded at book value contracted slightly (down by 1.6% on June), while watchlist loans stabilised considerably. Total doubtful loans remained at June-end levels as a result of an increase in restructured loans. However, compared with December 2001, there was a 6.5% increase in non-performing loans, while the performance of watchlist loans remained modest.

QUALITY OF LOANS (amounts in millions of €)	30.09.2002	30.06.2002	CHANGE FROM 30.06.2002	%	30.09.2001 RESTATED	% CHANGE FROM 30.09.2001
Non-performing loans	2,028	2,060	- 32	-1.6%	1,905	+6.5%
Watchlist loans	1,771	1,770	+ 1	+0.1%	1,739	+1.8%
Loans being restructured	6	..	+ 6	..	1	+500.0%
Restructured loans	214	174	+ 40	+23.0%	220	-2.7%
Loans to countries at risk	58	59	- 1	-1.7%	59	-1.7%
Total doubtful loans to customers	**4,077**	**4,063**	**+ 14**	**+0.3%**	**3,924**	**+3.9%**
Performing loans	108,361	115,082	- 6,721	-5.8%	115,272	-6.0%
Total loans to customers	**112,438**	**119,145**	**- 6,707**	**-5.6%**	**119,196**	**-5.7%**

The rise since the start of the year in non-performing loans recorded at book value (up by approximately €120 million) is the result of an increase in gross loans by about €510 million and write-downs by €390 million. Consequently, write-downs as a percentage of total non-performing loans rose by 1.7 points, from 58.6% to 60.3%. At the end of September the ratio of non-performing loans to total loans, taking also into account the decline in total loans, was 4.36% in terms of face values (from 3.72% at the start of the year) and 1.80% in terms of book values (from 1.60%).

On the whole, doubtful loans accounted for 6.68% of total loans at face value and 3.63% at book value, while write-downs represented 47.9% of total doubtful loans.

DOUBTFUL LOANS TO CUSTOMERS (amounts in millions of €)	NON-PERFORMING LOANS	WATCHLIST LOANS	RESTRUCTURED LOANS (1)	COUNTRY RISK	TOTAL DOUBTFUL LOANS
Situation as at 30.09.2002					
Face value	5,108	2,282	325	112	7,827
as a percentage of total loans	*4.36%*	*1.95%*	*0.28%*	*0.10%*	*6.68%*
Write-downs	3,080	511	105	54	3,750
as a percentage of face value	*60.3%*	*22.4%*	*32.3%*	*48.2%*	*47.9%*
Book value	2,028	1,771	220	58	4,077
as a percentage of total loans	*1.80%*	*1.58%*	*0.20%*	*0.05%*	*3.63%*
Situation as at 31.12.2001 restated					
Face value	4,597	2,220	331	117	7,265
as a percentage of total loans	*3.72%*	*1.80%*	*0.27%*	*0.09%*	*5.88%*
Write-downs	2,692	481	110	58	3,341
as a percentage of face value	*58.6%*	*21.7%*	*33.2%*	*49.6%*	*46.0%*
Book value	1,905	1,739	221	59	3,924
as a percentage of total loans	*1.60%*	*1.46%*	*0.19%*	*0.05%*	*3.29%*

(1) Including loans being restructured.

Doubtful loans by Division

The trends shown at the consolidated level can also be found to various degrees at the individual Division's level.

DOUBTFUL LOANS TO CUSTOMERS (amounts in millions of €)	ITALIAN BANKS	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	TOTAL AGGREGATE	TOTAL CONSOLIDATED
Situation as at 30.09.2002					
Face value	4,563	2,699	565	7,827	7,827
as a percentage of total loans	*4.92%*	*21.49%*	*2.80%*	*6.24%*	*6.68%*
Write-downs	1,773	1,706	271	3,750	3,750
as a percentage of face value	*38.9%*	*63.2%*	*48.0%*	*47.9%*	*47.9%*
Book value	2,790	993	294	4,077	4,077
as a percentage of total loans	*3.09%*	*9.21%*	*1.48%*	*3.38%*	*3.63%*
Situation as at 31.12.2001 restated					
Face value	4,306	2,500	459	7,265	7,265
as a percentage of total loans	*4.32%*	*18.57%*	*2.52%*	*5.53%*	*5.88%*
Write-downs	1,627	1,470	244	3,341	3,341
as a percentage of face value	*37.8%*	*58.8%*	*53.2%*	*46.0%*	*46.0%*
Book value	2,679	1,030	215	3,924	3,924
as a percentage of total loans	*2.75%*	*8.64%*	*1.20%*	*3.09%*	*3.29%*

Assets in administration

The equity market weakness, which intensified during the third quarter, continued to affect the dynamics and composition of deposits from customers to the advantage of the more liquid components both in Italy and in Europe. At the Italian industry level the pace of growth in deposits, and more generally direct deposits, continued to range around 8% year-on-year, with peaks of 11.2% during the quarter on average for current accounts. Within indirect deposits the financial market crisis had heavy repercussions especially on assets under management. Data for the past twelve months with regard to the mutual fund market were undoubtedly negative: Italian and foreign fund assets managed by Italian brokers fell by 5.7% compared with levels at the end of September 2001 and were attributable to both net negative deposits (1.7%) and negative performance (remaining 4%). With reference to the various segments, we should point out the increase in the share of money market funds, which reflected the investors' growing aversion to risk. On the other hand, during the last quarter funding from customers, which had suffered from negative seasonal factors, remained essentially stable at industry level, while mutual fund assets declined by 6% as a result of a nearly 20% decline in the MIB, the Milan index.

In this context the Group customers' total assets in administration were approximately €326,500 million, slightly above the September 2001 level (up by 0.8%), despite a 4% decline against June.

Within the aggregate, indirect deposits staged a recovery, particularly year-on-year. They accounted for 63.1% of total against 62.2% in June and 61.9% in September 2001.

ASSETS ADMINISTERED FOR CUSTOMERS (amounts in millions of €)	30.09.2002	30.06.2002	CHANGE FROM 30.06.2002	%	30.09.2001 RESTATED	% CHANGE FROM 30.09.2001
Direct deposits	120,465	128,547	- 8,082	-6.3%	123,494	-2.5%
Due to customers	*88,352*	*92,624*	*- 4,272*	*-4.6%*	*88,823*	*-0.5%*
Securities in issue	*32,113*	*35,923*	*- 3,810*	*-10.6%*	*34,671*	*-7.4%*
Indirect deposits (1)	206,059	211,672	- 5,613	-2.7%	200,417	+2.8%
in administration	*107,536*	*106,290*	*+ 1,246*	*+1.2%*	*96,871*	*+11.0%*
under management	*98,523*	*105,382*	*- 6,859*	*-6.5%*	*103,546*	*-4.9%*
Total	**326,524**	**340,219**	**- 13,695**	**-4.0%**	**323,911**	**+0.8%**

(1) Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

Direct deposits

Direct deposits amounted to approximately €120,500 million, down 2.5% from September 2001, also as a result of a negative exchange rate effect. The decline occurred in the third quarter (down by 6.3% on June 2002), when the trend that began early in the year continued following the strong increase in the fourth quarter of 2001, in an environment where customers clearly preferred liquid assets. Compared with June, and besides seasonal factors, the fall was largely attributable to funding policies and customers' preferences that led to a sharp decline both in amounts due to customers represented by REPOS (down by €3,800 million in the quarter, equal to -22%) and securities in issue (an additional €3,800 million, equal to -10.6% against June).

On the other hand, within deposits due to customers, demand deposits remained substantially at June-end levels (down by 0.2%), while savings deposits fell by approximately 4%. Securities in issue reflected the significant decline in the number of outstanding bonds (down by 20.8% on June and 27.7% on September 2001) that was attributable to the partial renewal of period maturities, with an increase in certificate of deposit amounts (up by 1.2% on June and 21.3% on September 2001) that was fuelled above all by issues from the Parent Company's foreign branches.

The analysis by Division points to a decline in deposits for the Italian Banking Division which was essentially attributable to securities in issue. The dynamics of the Division's deposits was supported by the demand deposit segment. Demand deposits remained at previous year's levels, despite a decline in the maturity component that had been falling for some time in favour of higher value-added forms of asset management and administration. As for the short-term component, package accounts dedicated to the retail segment exceeded 1,660,000 units, which represents nearly 48% of total retail accounts, an increase of over 11% compared with the December 2001 figure.

With regard to the other Divisions a fluctuating performance was recorded by the Wholesale Banking Division and the Parent Company due to REPO transaction levels and bond issue policies, while the Foreign Banks' dynamics was affected by the exchange rate performance (at constant exchange rates a 2.7% increase on September 2001 was reported).

DIVISIONS (amounts in millions of €)	30.09.2002	30.06.2002	CHANGE FROM 30.06.2002	%	30.09.2001 RESTATED	% CHANGE FROM 30.09.2001
Italian Banking	79,090	83,119	- 4,030	-4.8%	84,359	-6.2%
Wholesale Banking	5,749	7,819	- 2,070	-26.5%	3,720	+54.5%
Foreign Banks and New Growth	19,215	19,121	+ 94	+0.5%	19,379	-0.8%
Parent Company and other companies	24,992	27,460	- 2,468	-9.0%	24,918	+0.3%
Eliminations and adjustments	-8,581	-8,972	+ 391	-4.4%	-8,882	-3.4%
Total customer direct deposits	**120,465**	**128,547**	**- 8,082**	**-6.3%**	**123,494**	**-2.5%**

Position in the deposit market

At the end of September the Group's domestic market share of deposits (in both euro and other currencies only for units operating in Italy with ordinary domestic customers) was 9.50%, based on preliminary estimates by ABI, the Italian Bankers' Association, against 9.64% in June. On the other hand, in the bond segment which at industry level continued to report growth rates above 10% year-on-year, the policies implemented by the Group led to a fall in existing amounts, and therefore, in market share from 7.89% in June to 6.64% at the end of September. Finally, taking REPOS into account, the market share of total customer direct deposits fell to 8.84% from 9.53% at the end of June and 10.09% at the end of September 2001. This performance suffered from a decline in deposits from holding companies in connection with the gradual, lower net exposure to this sector described earlier, the aforementioned conversion of own bonds into third-party products and the lesser contribution from capital returning from abroad as part of the tax shield measure for UniCredito relative to the industry (the Group's customers had already invested their returned capital in the form of managed and administered deposits rather than "parking" it in Repos and demand deposits).

FUNDING FROM DOMESTIC CUSTOMERS	UniCredito Group market share			Industry as at 30.09.2002	
(units operating in Italy)	30.09.2002 ABI estimates	30.06.2002	30.09.2001	Amounts (million €)	% change from prior year
Deposits (in euros and other currencies)	9,50%	9,64%	10,22%	552.545	7,2%
Bonds	6,64%	7,89%	9,13%	318.500	10,2%
Deposits	8,45%	9,01%	9,83%	871.045	8,2%
REPOS	12,83%	14,79%	12,65%	84.693	2,8%
Funding	**8,84%**	**9,53%**	**10,09%**	**955.738**	**7,7%**

Indirect deposits

The change in indirect deposits recorded at market suffered heavily from the equity market slump (for instance, the MIB index fell by 20.2% between the end of September and the end of June, and by 21.5% compared with September 2001) and the dollar decline (down by 8% compared with the euro over the twelve months), the currency in which a significant share of assets under management by the Group is denominated. Assets under management which are described in greater detail below, dropped by 6.5% during the quarter and 4.9% compared with the same period a year ago. On the other hand, the amount of indirect deposits was supported by new flows from deposits in administration which led to positive

results particularly in the corporate bond segment. On the whole indirect deposits totalled €206 billion, 2.7% less than in June yet up by 2.8% on the end of September 2001. As already mentioned, this trend benefited from an increase in deposits in administration which rose by 1.2% during the quarter and 11% over the twelve months despite falling share prices.

The performance described above led to a reconfiguration of the portfolio in favour of the administered component which overturned the situation from 48.3% to 52.2% of total assets compared with the previous year.

Position in the mutual fund market

As already disclosed, during the third quarter 2002 the mutual fund assets managed by Italian brokers fell by 6%, compared with the end of the second quarter or €28,078 million in absolute terms. This was due to a continuing outflow and a generally poor market trend that led to negative performance by the "mutual fund" aggregate.

Nevertheless, compared with the same period a year ago, net inflows – though negative – showed a slight improvement (down by €5,658 million; it was down by €6,456 million in the third quarter of 2001), as a result of fewer redemptions (down by 1.7%) and a smaller drop in subscriptions which fell by 0.8%.

For the Group also the negative market trend did not bolster growth in managed funds. Compared with the end of the second quarter, assets – relative only to those funds included in Assogestioni's (Italian mutual fund association) data, were down by 7.8%, equal to a €5,180 million decline in absolute terms. On the whole the third quarter ended with a net negative inflow of approximately €1,930 million.

Position in the Bancassurance market

In the Bancassurance sector the Group's new production through September amounted to €3,977 million, with a 33% increase on the same period a year ago. Sales of policies with recurring premiums, and a higher added value, grew by 6.7% of premiums. The market shares confirm the Group's leadership as follows:

- with respect to unit-linked policies, 37.2% (34.5% in December 2001) of the Bancassurance market, and 27.4% (26.7% in December) of total market;
- with respect to the total, 16.6% (14.7% in December 2001) of the bancassurance market, and 12.6% (11% in December) of total market.

Accounts with guaranteed and protected capital

During the first nine months of the year the offering of new lines of segregated accounts with guaranteed capital, which had been successfully launched by the Group during 2001, continued.
The placement of these products, which are distributed by the Group's Italian banks with underlying Pioneer funds and guarantees by UBM, reached €2,245 million.

Total assets under management

Total customer assets managed by the Group, including liquid assets and securities issued, were €98,983 million at the end of September, down by 6.5% against June and 5.7% against the same period a year ago.

Customer assets managed by Pioneer (with the exclusion, therefore, of bank portfolios) are included in this aggregate, on top of which come the assets managed in Italy by banks and insurance companies, excluding intra-group dealings and segregated accounts managed by Pioneer by mandate.

ASSETS UNDER MANAGEMENT (CUSTOMERS) (amounts in millions of €)	30.09.2002	30.06.2002	**CHANGE FROM 30.06.2002**	%	**30.09.2001 RESTATED**	**% CHANGE FROM 30.09.2001**
Italy	**77,807**	**81,837**	**-4,030**	**-4.9%**	**83,381**	**-6.7%**
Mutual funds distributed directly	37,514	40,767	-3,253	-8.0%	45,807	-18.1%
Customer segregated accounts	25,995	27,193	-1,198	-4.4%	26,531	-2.0%
- segregated accounts in funds	*15,515*	*16,923*	*-1,408*	*-8.3%*	*15,161*	*+2.3%*
- other accounts	*10,480*	*10,270*	*210*	*+2.0%*	*11,370*	*-7.8%*
Insurance policies (actuarial reserves)	14,298	13,877	421	+3.0%	11,043	+29.5%
- unit linked	*9,620*	*9,509*	*111*	*+1.2%*	*7,140*	*+34.7%*
- other policies	*4,678*	*4,368*	*310*	*+7.1%*	*3,903*	*+19.9%*
USA	**17,148**	**19,706**	**-2,558**	**-13.0%**	**18,663**	**-8.1%**
Other international markets	**2,629**	**3,168**	**-539**	**-17.0%**	**2,243**	**+17.2%**
New Europe	**1,399**	**1,181**	**218**	**+18.5%**	**631**	**+121.7%**
Total customer assets under management	**98,983**	**105,892**	**-6,909**	**-6.5%**	**104,918**	**-5.7%**
of which :						
Assets in mutual funds	*83,157*	*91,505*	*-8,348*	*-9.1%*	*89,701*	*-7.3%*
- Italian	*27,934*	*30,004*	*-2,070*	*-6.9%*	*37,967*	*-26.4%*
- Luxembourg	*34,464*	*38,112*	*-3,648*	*-9.6%*	*29,973*	*+15.0%*
- Other	*20,759*	*23,389*	*-2,630*	*-11.2%*	*21,761*	*-4.6%*

Segregated accounts exclude those related to insurance policies. Amounts include liquid assets and securities issued.

The quarter just ended was especially difficult for the managed assets industry, particularly as regards the mutual fund segment. The poor equity market performance affected the amount under management. Assets managed by the Group in the Italian market suffered from negative, net fund inflows during the quarter, declining both against June 2002 and the same period a year ago by 4.9% and 6.7%, respectively. The decline during the quarter was concentrated in mutual funds above all (both those distributed directly and those included in segregated accounts and unit-linked policies), and to a lesser extent segregated accounts.

Therefore, the main assets under management products exhibited, also during this quarter, a steady growth in life insurance actuarial reserves (up by 3% on June 2002 and 29.5% against the same period a year ago), particularly in respect of unit-linked and "other policies" (up by 34.7% and 19.9%, respectively, over the twelve months). On the other hand, segregated accounts fell by 4.4%, which was only in part mitigated by an increase in segregated accounts in securities (up by 2%).

In the other markets where the Group operates with Luxembourg, American and Irish mutual funds, the inflow of funds was up.

On the U.S. market the positive fund flows (up by €2,782 million since the start of the year) were not enough to offset the negative market effects and the dollar decline. Assets under management totalled €17,148 million, down by 13% during the quarter and 8.1% against the same period a year ago. During the quarter fund flows, despite slowing down against the levels recorded early in the year, reached €330.4 million, up by 34% on the same quarter a year ago.

In the New Europe also there was an upward trend in net inflow of funds. During the quarter just ended fund flows - €229 million – were positive leading to a total €327 million since the start of the year. Compared with the same quarter a year ago that was marked by flows next to zero, funds increased by 403.5%. The main driver of these results was Poland thanks to the extraordinary contribution from Pekao Bank's distribution network that continued to successfully sell bond and products with guaranteed capital. Assets under management reached €1,399 million, up by 18.5% on the previous quarter and 121.7% on the same period a year ago.

The International Division reported positive net inflows of €680 million since the start of the year. During the quarter, following a redemption by one institutional customer on a money market fund, the division posted net negative inflows of €180 million. This division's assets totalled €2,629 million, falling by 17% compared with the previous quarter, yet up by 17.2% year-on-year.

Securities portfolio and interbank position

During the quarter "structural liquidity" fell by approximately €1,000 million as a result of a more marked decline in direct deposits than in loans to customers (approximately €1,350 million). The decline was partly offset by an increase in free capital (close to €450 million). These trends caused an increase in the interbank deficit of nearly €1,850 million, which was partly offset by a €775 million increase in investment and trading securities. At the end of September the securities portfolio totalled €34,350 million, with interbank funding, net of related loans, of approximately €10,000 million.

STRUCTURAL LIQUIDITY (amounts in millions of €)	30.09.2002	30.06.2002	CHANGE FROM 30.06.2002	30.09.2001 RESTATED	CHANGE FROM 30.09.2001	CHANGE 06-'02 FROM 09-'01
Structural liquidity	24,287	25,369	- 1,082	18,661	+ 5,626	+ 6,708
of which: Investment and	*34,356*	*33,581*	*+ 775*	*34,185*	*+ 171*	*- 604*
trading securities	*14,616*	*15,381*	*- 765*	*16,460*	*- 1,844*	*- 1,079*
- Investment securities	*19,740*	*18,200*	*+ 1,540*	*17,725*	*+ 2,015*	*+ 475*
Interbank balance	-10,069	-8,212	- 1,857	-15,524	+ 5,455	+ 7,312
Loans to banks	*25,910*	*24,385*	*+ 1,525*	*25,134*	*+ 776*	*- 749*
Deposits due to banks	*35,979*	*32,597*	*+ 3.382*	*40,658*	*- 4,679*	*- 8,061*

Compared with September 2001 the change in loans and deposits, taking also into account subordinated debt, created liquid assets in excess of €5,500 million which led to a smaller recourse to interbank debt by the same amount.

Branches

As at 30 September the Group's network was made up of 4,115 branches, up by 15 branches during the quarter and 86 from restated September 2001 figures. The change during the quarter was due to the increase of 2 branches in the domestic network (the balance resulting from 13 openings and 11 closures) and 13 branches in the New Europe network (of which 11 relating to Unicredit Romania which was consolidated for the first time in the third quarter), respectively. As at 30 September the Group's network was made up of 2,980 branches in the Italian Banking Division (72.4% of total), 1,125 branches in the Foreign Banking Division (27.3%), and 8 Parent Company foreign branches (among them, that in Luxembourg formerly belonging to Rolo) and 2 UBM branches.

NUMBER OF BRANCHES	30.09.02 NUMBER	30.09.02 % OF TOTAL	30.06.02 NUMBER	30.06.02 % OF TOTAL	30.09.01 RESTATED NUMBER	30.09.01 RESTATED % OF TOTAL	ABSOLUTE CHANGE FROM JUNE 02	ABSOLUTE CHANGE FROM SEPT. 01
Italian Banking Division	2,980	72.4%	2,978	72.6%	2,935	72.8%	2	45
Foreign Banking Division	1,125	27.3%	1,112	27.1%	1,084	26.9%	13	41
Wholesale Banking Division	2	0.0%	2	0.0%	2	0.0%		
Parent Company and other companies	8	0.2%	8	0.2%	8	0.2%		
Totale Group	**4,115**	**100%**	**4,100**	**100%**	**4,029**	**100%**	**15**	**86**

The financial consultant network

At the end September the Group's financial consultant network at Group companies consisted of 1,763 consultants, up by 25 over the twelve months, and was made up as follows:

- 721 financial consultants at Credit;
- 47 financial consultants at CRT;
- 121 consultants at Rolo Banca;
- 874 consultants at Xelion.

Innovative services: Telephone banking

Also on the same date the Group's Telephone Banking services had over 388,000 subscribers (up by 12% on the third quarter of 2001), while the number of users exceeded 110,000 units (up by 18%).

Managed e-mails and transfer transactions also grew by 19% and 3%, respectively. However, as a result of poor stock market performance, the number of securities transactions fell by 25% in line with industry trends. The decline was offset by a more intense telemarketing activity with over 903,000 contacts (up by 12%).

Employees

As at 30 September 2002 the UniCredito Italiano Group's banks and companies that consolidate their accounts using the line-by-line method had a total of 66,419 employees, a reduction of 268 during the quarter and 996 against September 2001 (down by 529 and 1,257, respectively, net of Unicredit Romania, which was not included in previous periods). Such reductions are essentially related to the natural turnover at the Pekao Group where changes to the organisational structure and a better Network segmentation resulted in a significant strengthening of front-office positions, despite a decrease in total staff.

NUMBER OF EMPLOYEES	30.09.02 NUMBER	30.09.02 % OF TOTAL	30.06.02 NUMBER	30.06.02 % OF TOTAL	30.09.01 RESTATED NUMBER	30.09.01 RESTATED % OF TOTAL	ABSOLUTE CHANGE FROM JUNE 02	ABSOLUTE CHANGE FROM SEPT. 01
Italian Banking Division	35,345	53.2%	35,443	53.1%	35,562	52.8%	-98	-217
Wholesale Banking Division	2,359	3.6%	2,307	3.5%	1,871	2.8%	52	488
Investment banking	695	1.0%	660	1.0%	516	0.8%	35	179
Asset management	1,664	2.5%	1,647	2.5%	1,355	2.0%	17	309
Foreign Banking Division	26,153	39.4%	26,345	39.5%	27,558	40.9%	-192	-1.405
New initiatives	303	0.5%	283	0.4%	182	0.3%	20	121
Parent Company and other companies	2.259	3.4%	2,309	3.5%	2,242	3.3%	-50	17
Total Group	**66,419**	**100%**	**66,687**	**100%**	**67,415**	**100%**	**-268**	**-996**

Other significant events during the period

Update on the Group reorganisation process (S3 Project)

The year's third quarter was marked by corporate and organisational activities designed to implement the final phase of the Group reorganisation process ("S3 Project"). The project calls for the creation of three new domestic banks specialised by customer segment, and consequently, the implementation of a strategic plan that would organise and focus the UniCredito Italiano Group by business area.

In this context each Board of Directors approved a plan calling for the split-off of UniCredit Banca S.p.A. to the advantage of Xelion Banca S.p.A. and two newly formed companies (with a minimum capital stock of €6,300,000) named UniCredit Servizi Corporate S.p.A. and UniCredit Servizi Private S.p.A. Meanwhile, these banks approved the change in their respective by-laws and submitted a request to the Bank of Italy for authorisation to engage in banking activities pursuant to Article 14 of Legislative Decree 385/93. Among others, the two aforementioned companies voted to change their names and registered offices to UniCredit Banca d'Impresa S.p.A. - Verona and UniCredit Private Banking S.p.A - Turin, respectively.

On 30 October the Bank of Italy issued the banking activity authorisations to both companies that will take effect from 1st January 2003, at the same time as the split-off becomes effective.

In particular, it is expected that the split-off will involve:

- Transfer of the business unit consisting of assets, liabilities, obligations, and generally, all subjective situations of a material nature concerning dealings described as "corporate", since they are with customers who are substantially made up of private and state-owned companies, and institutions the size, corporate structure and organisational behaviour of which entail a need for specialist services and dedicated assistance for the corporate business;

- Transfer of the business unit consisting of assets, liabilities, obligations, and generally all subjective situations of a material nature concerning dealings described as "private", since they are with private customers with high net worth as well as institutions and non-commercial or production organisations with requirements comparable with those of private customers with similar net worth. These customers need products and services to manage their assets and the offer of such products and services must be accompanied by highly qualified consultancy capabilities to the advantage of the aforementioned Corporate Bank under the name UniCredit Banca d'Impresa S.p.A. and Private Bank under the name UniCredit Private Banking S.p.A. The remaining businesses will remain at UniCredit Banca S.p.A which will be the retail bank and transfer its registered office to Bologna on 1st January 2003.

- The internal reorganisation of UniCredit Banca took place before the split-off. On 7 October last the bank shifted from a banking division organisation (corresponding to the federated banks that were merged on 1st July last) to three new segment divisions (Retail, Corporate and Private) within which the pre-existent banks' network structures were reorganised. These activities involved the following:

- Identification of Corporate (medium- and large-sized – industrial, public and private service – companies and public institutions that operate from the domestic market) and Private (individuals with sizeable financial assets) customers, who will be the subject of the future split-off;

- Assignment of these customers to relationship managers;

- Identification and outline of all hierarchical levels in the Corporate and Private networks, and related credit and commercial governance structures;

- Reorganisation of all hierarchical levels relating to the management of remaining retail branches, and related credit and commercial governance structures.

By the end of November, and therefore within the time-frame foreseen by the corporate process, the remaining management personnel of the three segment banks will be identified and regulations will be defined so that the new banks may commence operations on 1st January 2003.

For the purpose of making the most of the financial consultant network at UniCredit Banca as an asset to strengthen Xelion, the plan also calls for the transfer – also on 1st January 2003 – of the business unit represented by this network to Xelion itself, a Group multi-channel bank dedicated to customers who prefer services provided by financial consultants.

In the market of investment services offered through financial consultant networks one of the key success factors is the size of the network itself, besides of course the quality of the individual consultants. From this standpoint the merger of UniCredit Banca's and Xelion's networks, the actual sizes of which do not allow to reach the critical mass needed to compete with the market leaders, headed by Xelion itself, would allow Xelion to become one of the top five sector operators, bolstering at the same time the Group position.

ONBanca S.p.A.

As part of the Group's growth strategies and always for the purpose of strengthening Xelion's business, it should be noted that last July the Board of Directors of UniCredito Italiano approved the purchase of a controlling stake in ONBanca, a multi-channel bank belonging to the Banca Popolare Commercio Industria ("BPCI") banking group, through a take-over bid for 100% of the bank's shares outstanding at €32 per share, totalling approximately €83 million. The bid is part of the negotiations that led to the signing of a master agreement between BPCI and Commercial Union Vita Spa (an insurance company owned by UniCredit Banca Spa (45%) and CGNU Holding Italia Spa (55%)) to set up an insurance joint venture and acquire minority stakes in BPCI's "networked banks".

The merger of ONBanca into UniCredito Italiano would have been implemented on completion of the take-over bid, the settlement of which was subject to the necessary approvals in order to finalise the aforementioned insurance joint venture.. However, since it was ascertained that the agreement between BPCI and CU Vita would not have taken effect in a short time, the Board of Directors of UniCredit deemed it appropriate to pursue separately the acquisition of ONBanca.

In its meeting of 9 October the Board of Directors itself voted to get on with the take-over bid and have it completed by 13 December whilst taking care of initiating the merger of ONBanca into UCI so as to implement the consolidation by year-end.

As approved, the transaction allows to quickly and effectively set in motion the process for integrating ONBanca's businesses mainly into Xelion, since the operating and organisational features of the two banks are very similar.

From a corporate standpoint it is expected that after the merger of ONBanca into UCI and therefore the split-off of the financial consultant network of UniCredit Banca to Xelion, the contribution by UniCredit to Xelion of the previously merged ONBanca's consultant network will take effect on 2 January 2003.

On completion of the above transactions, Xelion will have a sizeable consultant network (about 2,000), which will allow the bank to strengthen its role on the market by competing with the top sector leaders.

Asset Management: *Purchase of Momentum Holdings*

As part of the growth strategy in the asset management sector, in May our subsidiary, Pioneer Global Asset Management SpA, a sub-holding to which all the subsidiaries operating in the sector report, entered into an agreement providing for the purchase of 100% of Momentum Holdings Ltd – Bermuda, a leader in hedge fund management, for USD110 million. Through this acquisition, which was approved by the Bank of Italy at the end of October, the Group which already operates in the hedge fund sector through its subsidiaries, Pioneer Alternative Investment Management Ltd – Dublin and Pioneer Alternative Investment Management Sgrpa – Milan, intends to bolster its presence in the area of alternative investments with the likelihood of offering products, in particular the fund of hedge funds on which Momentum Holdings has a well-established expertise, to private and institutional customers.

Development in the New Europe: *Turkey, Czech Republic, Slovakia*

The external growth process in the New Europe countries that led the Group to bolster its own presence in Poland, Bulgaria, Croatia and Slovakia, now also includes Turkey. In October the agreement signed by UniCredit and the Koc Group, a leading Turkish industrial group, became effective through the acquisition by UniCredit of 50% of Koc Finansal Hizmetler A.S., the Koc Group's holding company in the banking and financial sector. The transaction enables UniCredito Italiano to step, in partnership with the country's leading industrial group, into a sizeable market – the Turkish market – with a high growth potential which aspires to make its entry into the EU.

The total outlay was USD240 million and the amount could be adjusted depending on the due diligence now being arranged. Furthermore, the above amount could be supplemented by a possible, additional outlay that would be deferred over time and due to the other party only if significant return objectives on investment made by Koc are achieved.

In July UniCredito Italiano submitted a bid that was approved by the German company, Bankgesellschaft Berlin AG, aimed at purchasing 85.2% of Zivnostenka Banka for €174 million. Zivnostenka Banka, number eight in the Czech Republic in terms of assets and with a market share of approximately 2.8%, holds a leadership position in the affluent and private segments. As at 31 December 2001 the bank's network was made up of 8 branches and 19 agencies located in the country's main cities, and employed

approximately 800 people. The acquisition transaction, which is subject to the necessary local approvals as well as the Bank of Italy's approval, should be completed by the end of this year.

In order to equip its subsidiary, UniBanka, with the asset tools needed to spur the bank's development, in October a SKK750 million capital increase was carried out. UniCredit also took on the unsubscribed stake, in addition to its entitlement share, thus raising its participating interest from 74.6% to 76.3%.

Other corporate transactions

It should be noted that in July the Group participated in the Borsa Italiana Spa bid directed at Monte Titoli's shareholders for the acquisition of all the shares held by them. With regard to the stake held by the Group in Monte Titoli (11.93%), participation in the transaction – taking into account the various terms and conditions of participation in the bid – will bring in proceeds of €10.8 million, with a capital gain of €7.3 million, and contribution of the residual stake (7.76%) to an appropriate capital increase of Borsa Italiana.

In September a 0.31% stake in Zagrebacka Banka's ordinary capital was sold to Simest Spa (to which a 2.5% of Bulbank was sold last year) with proceeds of €2.5 million and a capital gain of €0.6 million.

The divestment of minority stakes that were no longer considered strategic continued. In particular, the stakes held in Immocri (45.3%), Cedel International (0.50%), Aeroporto V. Catullo (4%), Pioneer ITI AMC Ltd (Chennai) and a further share of Autobrennero were sold with total capital gains of approximately €34 million.

Finally, in October the stakes held in Ente Autonomo Fiere di Verona (22.16%) and Mediocredito Fondiario Centroitalia (5.09%) were sold with total proceeds of approximately €18 million and a capital gain of nearly €13 million.

Other transactions

With reference to the Fiat Group restructuring plan, a €3 billion "convertible" three-year bond was subscribed together with other banks, calling for the conversion of loans into shares.

Among other things, this agreement provides for Fiat to maintain its power to totally or partially reimburse the debt before its maturity. If specific contractual conditions are fulfilled, the banks in turn have the power to request an early conversion.

The transaction was carried out solely for the purpose of preserving the creditworthiness of the Fiat Group, thus protecting the value of our exposure.

Foreseeable operating developments

The expectations advanced at the end of the first half with regard to the performance of the principal European economies and financial markets for the remainder of the year were confirmed by events witnessed during the last quarter.

Consequently, the potentially sluggish economic environment does not change and expectations for a recovery are put off until next year. It is not by chance that the main international institutions and domestic research centres have recently lowered their growth forecasts for Italy and Europe for 2002.

The financial markets have heightened concerns for a continuing low growth trend and sentiment was particularly negative in September. Hence, a new cycle of considerable lows in the all the principal markets was observed during the quarter.

The unfavourable scenario weighed on the account performance of domestic and international financial brokers, generating widespread decreases in profitability.
The UniCredito Group, as more widely discussed in the section of the report on operations, continued to provide clearly better performance than its main peers, maintaining a profitability level in line with budget forecasts and proving to be among the best European banks.

Despite facing adverse economic conditions on the one hand and a radical reorganisation of the entire structure of its Italian subsidiaries on the other, the Group believes it can uphold the earnings forecasts made at the start of the year and confirmed in subsequent quarters, barring completely unforeseen events.

This is an important result that was obtained thanks to a recognised excellence in the Group's ability to generate revenues through continued product innovation and focus on developing the consultancy component in services provided to individuals and companies, which has flourished over time.

Confirmation of altogether improving results on 2001 comes from expectations on the performance of the main revenue components. Here are the details:
- net interest income will perform in line with previous quarters' averages, although pressures on the banking spread will continue to intensify due to expectations for lower short-term interest rates;
- revenues from commissions, a crucial factor in maintaining profitability, should recover slightly compared with the third quarter to approximate the first quarter's average levels, as a result of the gradual spread of best practices following the merger of the Italian banks;
- operating expenses will continue to rise modestly, net of charges of an extraordinary nature linked to the Group restructuring plan;
- write-downs of loans should not be far off from those observed under normal circumstances, also because of a policy that carefully evaluates creditworthiness and has always been followed by the Group's banks.

Milan, 13 November 2002

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Explanatory Notes

The consolidated quarterly report as at 30 September 2002, which is presented in restated form, was prepared on the basis of accounting principles and criteria adopted for the preparation of the consolidated accounts as at 31 December 2001.

For the consolidation, the reports as at 30 September 2002 of the Parent Company and those provided by the companies were used and properly restated and adjusted, to take into account consolidation requirements, as well as, where required, modified to standardise them to the Group accounting principles.

The quarter under review was considered a separate period, and thus the Profit and Loss Account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which reporting did not completely reflect the applicability of items that were not accrued on a *pro rata* basis such as, in particular, administrative costs, the accounting figure was supplemented by budget-based estimates.

The most significant balance sheet and profit and loss entries resulting from intra-group transactions were eliminated. Unreconciled amounts were posted respectively to other assets and liabilities, and extraordinary income and charges.

This quarterly report is not subject to audit by the external auditors.

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Printed by: Bertieri Istituto Grafico - Monza
December 2002

UniCredito Italiano